Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-203458

Free Writing Prospectus dated November 4, 2015

Fantex, Inc.

On October 29, 2015, a media publication, attached hereto as Annex A, was released by Promax BDA (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”), the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”) and the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Kendall Wright Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-203458, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Kendall Wright Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references “athletes . . . trading,” “athlete securities exchange,” “players on the exchange” and “athlete commodity exchange.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand

Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”).  Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Brand Agreement effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Kendall Wright will have no direct investment in Kendall Wright, his brand or the Brand Agreement effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract, the “Brand Contracts”).

•                  Mr. French references “cash flow of professional athletes.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of the Contract Parties. Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references “Heaney’s agreement gave him . . . $3.34 million,” and “Fantex [receives 10 percent] of Heaney’s future earnings.” The Company clarifies that it entered into a brand contract with Andrew Heaney on September 10, 2015 (the “Andrew Heaney Brand Contract”), pursuant to which the Company will acquire a minority interest equal to 10% of the income that Andrew Heaney receives from and after January 1, 2015, subject to the terms and exceptions specified in the Andrew Heaney Brand Contract. As consideration for this interest under the Andrew Heaney Brand Contract, the Company will pay Andrew Heaney a one-time cash amount of $3.34 million contingent upon the Company’s ability to obtain financing.

•                  The Article references “[Fantex] signed deals with seven NFL players,” “[Fantex’s] first IPO of [Fantex Series Vernon Davis]” “[s]even [tracking stocks] are currently trading,” and “Fantex offered [Fantex Series Vernon Davis] two years ago [this October].” The Company clarifies that its first brand contract was the Arian Foster Brand Contract. The Company has entered into eleven Brand Contracts: the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Michael Brockers Brand Contract, the Jack Mewhort Brand Contract, the Kendall Wright Brand Contract, the Arian Foster Brand Contract, the Andrew Heaney Brand Contract, a brand contract entered into with Terrance Williams on September 23, 2015 (the “Terrance Williams Brand Contract”) and a brand contract entered into with Ryan Shazier on September 23, 2015 (the “Ryan Shazier Brand Contract”). The Company further clarifies that six Tracking Stocks are currently trading through Fantex Brokerage Services, LLC’s registered alternative trading system (“FBS ATS”), and through other broker-dealers. The Jack Mewhort Offering closed on July 14, 2015, the Michael Brockers Offering closed May 29, 2015, the Alshon Jeffery Offering closed March 19, 2015, the Mohamed Sanu Offering closed on November 3, 2014, the EJ Manuel Offering closed July 21, 2014 and the Vernon Davis Offering closed April 28, 2014, at which such times trading of the respective Tracking Stocks began.

•                  Mr. French references “[Tracking Stocks have] no correlation to traditional financial risks.” The Company clarifies that shares of the Company’s Tracking Stocks are shares of common stock of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand, but will still be exposed to additional risks associated with the Company as a whole. The Company further clarifies that a return on investment in a Fantex Tracking Stock cannot be guaranteed and that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Company’s Tracking Stocks may be found in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers and Jack Mewhort, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s and Jack Mewhort’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers and Jack Mewhort. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

With Fantex, MLB’s Heaney Is First Out of the Dugout

by David Tanklefsky

Los Angeles Angels pitcher Andrew Heaney is a promising young southpaw with a nasty slider, a low-90s fastball and an ascendant changeup. He’s a former college standout, a Big-12 Pitcher of the Year and a 1st round draft pick. He’s also something of a pioneer.

Last month, Heaney became the first Major League Baseball player to sign with Fantex, the athlete securities exchange that has signed deals with seven NFL players up to this point. Heaney’s agreement gave him a lump sum of $3.34 million. Not bad for a 24-year-old still making the big league minimum and with two more seasons before he even reaches salary arbitration.

“For a while, I kept wondering, ‘are they going to get someone other than an NFL player?’” says Fortune writer Daniel Roberts. “I think Heaney is significant not just because he’s the first baseball player, but because he’s a pitcher,” he said, noting the inherent injury risks to hurlers. “Something like this guarantees you a tidy little sum and it’s almost like a fall-back policy,” says Roberts.

Of course, there’s a catch. Fantex now has a 10 percent claim on any of Heaney’s future earnings, baseball-related or otherwise. The deal continues in perpetuity, even after his playing days are over. If Heaney signs a lucrative deal as a broadcaster in 2035, Fantex gets a cut. The decision to forgo some future earnings for a financial windfall in the current moment strikes some analysts as prescient and others as naive.

“Everyone has to come up with their own investment portfolio,” says Fantex CEO Buck French. “From a portfolio diversification standpoint, the cash flow of professional athletes has no correlation to traditional financial risks.”

French declined to talk specifically about Heaney’s agreement, saying it’s still going through the SEC regulatory process.

Fantex offered up its first IPO of a professional athlete, 49ers tight end Vernon Davis, two years ago this month. At the time, the proposition of an athlete commodity exchange was met with waves of publicity and some pointed skepticism from some in the press. Reuters finance reporter Felix Salmon famously dubbed it his Bad Investment of the Day.

But Fantex has showed that it can attract athletes and find investors. Seven athletes, all NFL players, are currently trading on the Fantex exchange. Fantex has received $1.4 million in athlete brand income and paid out more than $660,000 in dividends, according to its web site. Its board of directors includes John Elway and Jack Nicklaus.

All of the players on the exchange start with a stock price of $10, French explains. So far the stocks are still hovering right around that level with little variance. Bills quarterback E.J. Manuel is trading at the lowest level at $7 per share, while Colts lineman Jack Mewhort and Bears receiver Alshon Jeffery are the highest, trading at $11.

“To me, they’ve proven out their model, but there really isn’t any market volatility yet,” says Roberts.

For some NFL players, particularly those who aren’t household names, the lure of Fantex is obvious. Football players’ careers are painfully short, their salaries are limited by a hard cap and large portions of most contracts are non-guaranteed.

A baseball player signing on has far different implications. As Craig Edwards points out in a piece for Fangraphs, a player who has already received a financial windfall through Fantex may not be quite as anxious to ink an extension with his current club at a young age. He may turn down a contract that is overly team-friendly and opt for free agency.

Others have posited that small-market teams that rely on locking up talented players at a young age with extensions well before free agency may be affected if Fantex becomes a trend. A player that has already banked a healthy amount of money may be less likely to sign before free agency or more likely to be tougher in contract negotiations.

As for fans who want to buy stock in a favorite athlete on Fantex, Roberts advises looking at it like purchasing a souvenir, not as a viable income stream. He cautions would-be investors to remember they’re not just buying a player, but the company they’re doing business with.

“When you’re buying a share, you’re really buying a stock in Fantex the company,” Roberts says.

Heaney will toe the rubber next year with a little more security. Those who invest in the southpaw, like the fans sitting in the bleachers, can do little more than sit back and enjoy the game.

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